April 29, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             HD Supply Holdings, Inc.

Registration Statement on Form S-1 (SEC File No. 333-194887)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of HD Supply Holdings, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on May 1, 2014 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 1,500 copies of the Preliminary Prospectus dated April 29, 2014 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Barclays Capital Inc.

J. P. Morgan Securities LLC

Credit Suisse Securities (USA) LLC

As Representatives

[Signature Page Follows]

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A. H. Allong
Name: Michele A. H. Allong
Title: Authorized Signatory

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Authorized Signatory

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Alice Takhtajan
Name: Alice Takhtajan
Title: Executive Director

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ John M. Traugott
Name: John M. Traugott
Title: Director

[Signature Page to HD Supply Holdings, Inc. S-1 Acceleration Request]